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                                                                    Exhibit 21.1

Nextera Enterprises, Inc. Subsidiaries

Nextera Business Performance Solutions Group, Inc.
Nextera Canada
Nextera Economics, Inc.
ERG Acquisition Corp.
CE Acquisition Corp

All subsidiaries are directly or indirectly 100% owned by Nextera Enterprises, Inc.